STATEMENT OF INVESTMENTS

Dreyfus Worldwide Dollar Money Market Fund, Inc.

January 31, 2008 (Unaudited)

Negotiable Bank Certificates of Deposit--30.9%	Principal Amount ($)	Value ($)
Bank of Montreal (Yankee)		
3.25%, 7/29/08	20,000,000	20,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee)		
4.43%, 7/7/08	30,000,000	30,000,000
BNP Paribas (Yankee)		
3.70%, 7/15/08	20,000,000	20,013,498
Comerica Inc.		
3.80%, 7/18/08	30,000,000	30,000,000
Credit Agricole (London)		
3.70%, 7/17/08	30,000,000	30,000,000
Dexia Credit Local (Yankee)		
4.93%, 2/19/08	30,000,000	30,000,000
Nordea Bank Finland PLC (Yankee)		
3.61%, 10/17/08	25,000,000	25,204,387
Societe Generale (London)		
4.82%, 2/5/08	15,000,000	15,000,000
Wachovia Bank, N.A.		
4.90%, 4/30/08	25,000,000	25,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $225,217,885)		**225,217,885**
Commercial Paper--49.8%		
Alpine Securitization Corp.		
5.00%, 2/15/08	10,000,000 [a]	9,980,789
Atlantis One Funding Corp.		
3.28%, 4/24/08	20,000,000 [a]	19,850,139
Barclays U.S. Funding Corp.		
3.74%, 7/14/08	30,000,000	29,498,433
Caisse des Depots et Consignations		
4.77%, 2/29/08	3,300,000	3,287,937
Canadian Imperial Bank of Commerce		
4.80%, 4/9/08	25,000,000	24,777,819
CHARTA LLC		
5.21%, 2/7/08	20,000,000 [a]	19,982,933
Daimler Chrysler Revolving Auto Conduit LLC		
4.91%, 2/7/08	28,000,000	27,977,367
Falcon Asset Securitization Corp.		
3.68%, 4/24/08	25,000,000 [a]	24,789,618
FCAR Owner Trust, Ser. I		
3.17%, 7/15/08	25,000,000	24,642,500
Morgan Stanley		
3.87%, 7/14/08	25,000,000	24,567,222
Scaldis Capital Ltd.		
4.51%, 4/7/08	30,000,000 [a]	29,754,700
Societe Generale N.A. Inc.		
4.89%, 2/19/08	10,000,000	9,975,850
Solitaire Funding Ltd.		

5.13%, 2/15/08	30,000,000 [a]	29,941,200
Tempo Finance Ltd.		
4.85%, 2/15/08	25,000,000 [a]	24,953,528
Unicredit Delaware Inc.		
4.81%, 6/25/08	30,000,000	29,433,292
Windmill Funding Corp.		
4.50%, 4/4/08	30,000,000 [a]	29,766,375
Total Commercial Paper		
(cost $363,179,702)		**363,179,702**

Corporate Notes--11.0%

Cullinan Finance Ltd.		
3.07%, 3/27/08	30,000,000 [a,b]	29,999,545
Lehman Brothers Holdings Inc.		
5.02%, 3/28/08	20,000,000 [b]	20,000,000
Westpac Banking Corp.		
4.07%, 2/20/08	30,000,000 [b]	30,000,000
Total Corporate Notes		
(cost $79,999,545)		**79,999,545**

Promissory Note--1.4%

Goldman Sachs Group Inc.		
5.07%, 6/17/08		
(cost $10,000,000)	10,000,000 [c]	**10,000,000**

Time Deposits--3.6%

Key Bank U.S.A., N.A. (Grand Cayman)		
3.19%, 2/1/08		
(cost $26,000,000)	26,000,000	**26,000,000**

Repurchase Agreement--3.4%

Merrill Lynch & Co. Inc.		
3.28%, dated 1/31/08, due 2/1/08 in the amount of		
$25,002,274 (fully collateralized by $28,205,000		
Corporate Bonds, 6%-6.61%, due 5/15/09-11/15/34,		
value $26,251,649)		
(cost $25,000,000)	25,000,000	**25,000,000**
Total Investments (cost $729,397,132)	**100.1%**	729,397,132
Liabilities, Less Cash and Receivables	**(.1%)**	**(837,258)**
Net Assets	**100.0%**	728,559,874

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, these securities amounted to $219,018,827 or 30.1% of net assets.

b   Variable rate security--interest rate subject to periodic change.

c   This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public resale. This security was acquired on 9/21/07 at a cost of $10,000,000. At January 31, 2008, the aggregate value of this security was $10,000,000 representing 1.4% of net assets and is valued at cost.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.